Contact

www.linkedin.com/in/
gustavomamao (LinkedIn)

Top Skills

Venture Capital
Organizational Consulting
Business Consulting

Languages

English (Professional Working)
Spanish (Professional Working)
French (Limited Working)
Portuguese (Native or Bilingual)

Publications

Inovação na Raiz

Gustavo Mamao

MBA | Strategic Advisor | Ag Biologicals and Sustainable Food | Serial Entrepreneur (2 exits)

Greater Boston

Summary

I have a two-decade track record of building innovative, mission-driven organizations and businesses, all while championing social and environmental causes. With a solid academic background in Business, including a BSc and an S.M./MBA, I have been actively involved in various roles and ventures, often mentoring and coaching talented entrepreneurs. I am also an author, sharing insights of my successful 10-year entrepreneurial journey in a book.

I am currently performing Strategic and Impact Adviser roles and keeping my founder spirit while navigating multiple ventures and considering new business opportunities.

#biotech #biologicalcontrol #foodtech #innovation #entrepreneurship #impact
#entrepreneurinresidence #impactinvesting #socialimpact #environmentalimpact

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Experience

Harmony Baby Nutrition

Business Strategy Advisor
January 2023 - Present (1 year 10 months)
Greater Boston

Support this MIT spin-off company to design and execute the strategy to accomplish Series A investment to develop infant formulas based on recombinant breast milk proteins to solve cows' milk allergy reactions of 1/6 of all infants born.

DAISA Enterprises LLC

DAISA - Impact Investing Director
August 2018 - Present (6 years 3 months)
Greater Boston

Develop investment initiatives in Food and Agriculture, impacting health and communities. Led two direct investments and modeled other impact investing opportunities, including the EFOD Fund and a new Food is Medicine funding stream.

Young Mountain Tea
Member Board of Directors
January 2022 - Present (2 years 10 months)
United States

Strategy review of the company for angel investment and attracting other capital sources. Member of the board of directors since Jan/22, coaching the founder and supporting impact investing fundraising (secured Acumen investment).

Ecovec
CEO and President Board of Directors
December 2012 - July 2019 (6 years 8 months)
Brazil

Led a turn-around of this tech startup company, managing a young team of talented executives and a co-founder university professor until the company's exit (6.3X EBITDA) – a large Pest Control company from the UK acquired the company.

Rizoflora Biotecnologia S.A.
Co-Founder and CEO
June 2006 - October 2016 (10 years 5 months)
Brazil

Co-founded with a university professor and led it in the early days in charge of fundraising. Led as company CEO for four years until complete acquisition from a US-based Agro company (5X Return on Investment for the VC fund). Today, the company's original product is commercialized as Rizotec.

Grupo Instituto Inovação
Business Partner
July 2003 - December 2012 (9 years 6 months)
Brazil

Co-created tech startups based on university research. Led the winning proposal to manage the Brazilian largest Seed Capital fund initiative, CRIATEC (USD 50M). Co-developed innovation methodologies for students and corporations. Applied tech/innovation assessment in multiple sectors, including renewable energy, sustainable agriculture, and new materials.

Oliver Wyman

Management Consultant

January 2000 - December 2002 (3 years)

Business analyst role, conducting market research and business plans for strategic consulting projects.

Education

MIT Sloan School of Management

S.M. / MBA · (June 2010 - June 2011)

UFMG

BSc, Business Administration · (August 1995 - June 1999)